Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 27, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11066
Dividend Growers and Tax-Advantaged Income Portfolio, Series 37
(the “Trust”)
CIK No. 1985937 File No. 333-274770

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Risk Factors

1.If the Trust will have material exposure to municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to distressed municipal bonds, relevant disclosure will be added to the Trust’s prospectus.

2.With respect to the “Interest Rate Risk,” please delete “recently” to be consistent with the “Market Risk” disclosure, which notes “. . . the Federal Reserve has raised interest rates and expects to continue to do so . . . .”

Response:In accordance with the Staff’s comment, the word “recently” in the fourth sentence of the “Interest Rate Risk” will be removed and the sentence will be replaced in its entirety with the following:

“The Federal Reserve has raised interest rates and expects to continue to do so in response to inflation.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon